For Immediate Release                                Exhibit 99.1

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Names Concord Pacific as Developer for Burnaby Metrotown

TORONTO - October 11, 2013 - Sears Canada Inc. (TSX: SCC) is announcing today that it has entered into a binding agreement with Concord Pacific Group of Companies (“Concord”) to pursue the development of the Sears site located at the Metropolis at Metrotown in Burnaby, British Columbia. Closing under the agreement is conditional upon satisfaction of conditions such as site investigations, strategic considerations relating to the project, and obtaining the approval from the City of Burnaby for the project, which is expected to take some time. On June 7, 2013, Sears announced that it had submitted an application to the City of Burnaby regarding nine acres of the Company’s property on and adjacent to its store at that location.

In its June 7 announcement, Sears stated it was seeking approval to develop a comprehensive mixed-use project including the construction of a new Sears department store to replace the existing store. The vision of the redevelopment is a major urban-infill project consisting of seven residential and office high-rises along with ground-level retail. Concord brings its development experience, depth and diversity to the joint arrangement. Concord develops comprehensive multi-phased urban communities across Canada including Concord Pacific Place in Vancouver and CityPlace in Toronto, Canada’s largest and second largest urban communities respectively.

“We are pleased to join with Concord on this significant project,” said Doug Campbell, President and CEO, Sears Canada Inc. “The possibilities for this location as Concord and Sears have conceptualized it are very exciting. We look forward to working together and moving the project forward.”

The arrangement contemplates the sale of a 50% interest in the site for a value of approximately $140 million, subject to adjustments, and the retention of Concord on customary terms to manage most facets of the development. $15 million of the purchase price is to be paid in cash on closing, with the balance represented by an interest-free long term note secured by Concord’s 50% interest in the property, the principal of which is expected to be repaid out of cash flow over time. It is contemplated that this note will be subordinated to other debt financing expected to be raised and used to develop the project. The note will be guaranteed by a Concord affiliate. Following the transfer of the 50% interest, the parties would enter into a co-ownership joint arrangement. If third party debt financing cannot be obtained, Concord, and not Sears, will be responsible for providing debt financing to develop the project (which would, with certain exceptions, be subordinated to the long-term note held by Sears). The estimated cost to fully develop and build out the project as contemplated is currently in excess of $1 billion dollars in 2013 dollars.

Sears reminds the public that, given the very early stage the project is in today, there has been no determination as to capital or other expenditure required, if any. In addition, it is too early to tell whether or not the project will be completed given a multitude of potential factors, both internal and external, such as the economic value to the Company, obtaining approval of the project from the City of Burnaby, shifts in the Canadian economy, and the condition of the real estate market now or in the future, during this multi-year endeavour.

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 246 Hometown stores, over 1,400 catalogue and online merchandise pick-up locations, 101 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.